

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 21, 2018

<u>Via E-mail</u>
Mr. Henry Ji
Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 27, 2018**
> **File No. 001-36150**

Dear Mr. Ji:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining